April 12, 2019

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Ms. Lisa Larkin

Re:	Calamos Investment Trust, on behalf of its series Calamos Timpani Small Cap Growth Fund (the “Fund”)
Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-14
(File No. 333-230277)

Dear Ms. Larkin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced pre-effective amendment to the Fund’s registration statement on Form N-14 be accelerated to 9:00 a.m. on April 15, 2019, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALAMOS INVESTMENT TRUST

By:	/s/ J. Christopher Jackson
Name: J. Christopher Jackson
Title: Vice President and Secretary